Exhibit 99.3

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

RANDGOLD RESOURCES POSTS RECORD PROFIT WHILE ADVANCING TO NEXT GROWTH STAGE

London, 6 February 2012 - Powered by increased production at all its operating complexes, Randgold Resources’ profit soared by 259% to US$433.4 million for 2011. Profit for the fourth quarter of US$136.2 million was up 323% on the corresponding quarter in 2010 and was also higher than the company’s annual profit in any preceding year. The board has proposed a US$0.40 annual dividend, up 100% on 2010 on the back of the substantial increase in earnings.

Production for the year rose by 58% to 696 023 ounces, reflecting increased contributions from the Loulo complex in Mali (which includes the new Gounkoto mine), Tongon in Côte d’Ivoire and the Morila joint venture, also in Mali. Morila, now a dump treatment operation, passed the 6 million ounce total production mark during the fourth quarter. Group cash operating costs for the year of US$641 per ounce were in line with those of the previous year.

Chief executive Mark Bristow said the record results represented a significant achievement, particularly when seen against the background of the major developmental projects and issues the company had to handle during the year. These included the expansion programmes at Loulo and Tongon, the commissioning of Gounkoto and the rapid advance of the giant Kibali project in the Democratic Republic of Congo.

“Randgold’s long-term strategy of building sustainably profitable gold mining businesses through discovery and development continues to pay off,” he said. “In 2011 we benefited from our investment in growth in previous years, just as the development work we are doing now will reward our stakeholders in years to come.”

Bristow said the company was forecasting production growth in each of the next five years, with group production for 2012 estimated to be 825 000 to 865 000 ounces - a 19% increase over 2011 at the lower end of the range. This growth is projected to be driven by better throughput and grade at the Loulo/Gounkoto complex. Management is targeting total cash costs per ounce, after royalties, of under US$650/oz for 2012, while costs are forecast to reduce to between US$500/oz and US$550/oz over the next five years.

Total capital expenditure for 2012 will remain high at approximately US$660 million, which will be invested in the anticipated start-up of construction at Kibali, the programmes to unlock more capacity at Loulo and Tongon and in exploration across the group. Despite 2011’s substantial investment in capital projects, cash in hand increased by 33% to US$487.6 million year on year.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgoldresources@dpapr.com

Website: www.randgoldresources.com

REPORT FOR THE FOURTH QUARTER AND YEAR ENDED 31 DECEMBER 2011

KEY PERFORMANCE INDICATORS

•	Group profit up 259% year on year; up 323% on Q4 2010

•	Cash increased by 33% year on year, despite significant investments in capital projects

•	Ounces produced up 58% year on year, reflecting increased production at all operations and commissioning of Gounkoto mine

•	Ounces sold rose 74% year on year

•	Group cash operating costs per ounce in line with prior year

•	Kibali development plan nears completion; proposed operation increased to 6 million tpa

•	Work continues on unlocking greater capacity through current expansion programmes at Loulo and Tongon

•	Morila passes the 6 million ounce production mark, achieving 1 500 000 lost time injury free hours

•	Proposed dividend increase of 100%

Randgold Resources Limited (‘Randgold’) had 91.7 million shares in issue at 31 December 2011

SUMMARISED FINANCIAL INFORMATION

US$000	Unaudited quarter ended 31 Dec 2011	Unaudited quarter ended 30 Sept 2011	Unaudited quarter ended 31 Dec 2010	Unaudited 12 months ended 31 Dec 2011	Audited 12 months ended 31 Dec 2010
Gold sales*	313 624	309 610	144 851	1 131 400	487 669
Total cash costs*	140 525	135 147	83 407	514 514	289 043
Profit from mining activity*	173 099	174 463	61 444	616 886	198 626
Exploration and corporate expenditure	12 115	9 298	12 337	43 925	47 178
Profit for the period	136 207	122 865	32 213	433 435	120 631
Profit attributable to equity shareholders	115 502	106 779	26 802	377 084	103 501
Net cash generated from operations	155 368	124 540	762	569 860	107 789
Cash and cash equivalents	487 644	432 837	366 415	487 644	366 415
Gold on hand at period end#	12 845	8 748	40 858	12 845	40 858
Group production+ (oz)	189 548	182 362	132 099	696 023	440 107
Group sales+ (oz)	188 271	181 017	108 856	718 762	413 262
Group total cash costs per ounce*+ (US$)	746	747	766	716	699
Group cash operating costs per ounce*+ (US$)	661	666	692	641	632
Basic earnings per share (US$)	1.26	1.17	0.29	4.13	1.14

*	Refer to explanation of non-GAAP measures provided.
+	Randgold consolidates 100% of Loulo, Gounkoto and Tongon and 40% of Morila.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

COMMENTS

Gold sales in the current quarter were up 1% compared to the previous quarter, reflecting a 4% increase in ounces sold quarter on quarter. This increase was partially offset by a lower average gold price received of US$1 666/oz (Q3 2011: 1 710/oz). Compared to the corresponding quarter in 2010, gold sales rose 117% as a result of a 73% increase in ounces sold, as well as a 25% escalation in the average gold price received quarter on quarter (Q4 2010: US$1 331/oz).

Total cash costs in the current quarter were up 4% at US$140.5 million compared to the previous quarter, primarily as a result of increased costs at Loulo, following the start of the Yalea South push-back which entailed US$12.1 million. Total cash costs would have been 9% lower year on year and 5% lower than the previous quarter had this cost not been included. The group intends to change its accounting policy on stripping costs effective 1 January 2012. As such, all eligible production phase deferred stripping costs associated with a stripping campaign will be capitalised and depreciated over the life of the relevant section of the ore body. Refer to page 3 for further detail.

Compared to the corresponding quarter in 2010, total cash costs rose 68%. This is largely due to the increased costs at Tongon, as Tongon had only just started production in the fourth quarter of the prior year and therefore costs were not reflective of a full quarter’s production. Costs were further increased by the start of mining at Gounkoto in June 2011, as well as the stripping costs incurred in the Yalea South push-back during the quarter under review.

Total cash costs per ounce for the current quarter were in line with the previous quarter, with higher costs offset by a corresponding increase in ounces produced. Compared to the fourth quarter in 2010, total cash costs per ounce were 3% lower, reflecting the substantial increase in gold produced but offset by higher operating costs as described above.

Profit from mining activity for the current quarter was in line with the previous quarter, but up 182% on the corresponding quarter in 2010, mainly due to increased gold sales on the back of an increase in ounces sold and the higher average gold price received, partially offset by higher costs.

Exploration and corporate expenditure of US$12.1 million for the current quarter was up 30% on the previous quarter, mainly as a result of increased exploration fieldwork and drilling activity during the quarter following the end of the rainy season, but was in line with the costs of the corresponding quarter of 2010.

Profit for the quarter was up 11% on the previous quarter at US$136.2 million, and up 323% on the corresponding quarter of 2010. Profit was favourably affected by a reduction in depreciation charges for the quarter, consistent with prior years, where adjustments are made to the depreciation charge at the end of each year to align it with the group’s tonnes milled basis, as opposed to the straight line Life of Mine (LOM) basis used by the operating subsidiaries.

Other expenses were US$8.1 million this quarter compared with other income of US$3.3 million last quarter and is mainly related to operational foreign exchange differences resulting from settling of invoices in currencies other than US Dollar, as well as the translation of balances denominated in currencies such as Rand, Canadian Dollar and Euro to the closing US Dollar rate, and reflect the movements in these currencies during the quarter.

Gold sales for the year ended 31 December 2011 of US$1.1 billion were up 132% (2010: US$487.7 million), attributable to a 33% rise in the average gold price received to US$1 574/oz, and compounded by a 74% increase in attributable sales to 718 762 ounces, mainly due to increased sales from Tongon and Gounkoto in 2011.

Total cash costs for the year ended 31 December 2011 of US$514.5 million were up 78% on the previous year, mainly due to the increased mining costs at Tongon where production started in the fourth quarter of 2010, as well as at Gounkoto, where production commenced in June 2011.

Profit for the year ended 31 December 2011 of US$433.4 million saw an increase of 259% (2010: US$120.6 million). Basic earnings per share were up 262% to US$4.13 for the year ended 31 December 2011 (2010: US$1.14).

Following the material increase in earnings for the year, the board has proposed to increase the annual dividend by 100% to 40 US cents per share. The proposed dividend will be put to shareholders for approval at the AGM and, if approved, is expected to be paid by the end of May 2012.

OPERATIONS

LOULO-GOUNKOTO COMPLEX

The combined Loulo/Gounkoto gold production for the current quarter was 117 321 ounces (Loulo 29 618 ounces/Gounkoto 87 703 ounces). This reflects a 35% increase in production from the previous quarter, largely as a result of a significant rise in tonnes mined and hauled from Gounkoto, as well as a 6% increase in tonnes processed. The average grade of the ore processed increased by 29% to 4.5g/t (Q3: 3.5g/t) due to the high grade delivered from Gounkoto mine. This increase in production caused a drop in cash operating costs per ounce of 12%, with total costs increasing 17% as a result of the start of the Yalea push-back. Total cash costs per ounce would have been US$106/oz lower had the stripping costs of US$12.1 million at Yalea South not been included.

Management took remedial action and improved engineering maintenance following the drop in the tonnes processed in the previous quarter, resulting in improved plant availability and a rise in tonnes milled to 914kt (Q3: 864kt). The completion of the new tailings line significantly improved plant availability. Construction of the third mill is complete and the mill is being commissioned, which should assist in steadily increasing the throughput from the plant to the targeted 4Mtpa. The upgrade of the power plant and tie-in with Gounkoto was completed during the quarter.

During the quarter, four lost time injuries (LTIs) were recorded. The Lost Time Injury Free Rate (LTIFR) was 2.87 per million hours worked versus 0.70 for the previous quarter. Management has continued and intensified its focus on health and safety. The Occupational Health and Safety Management System (OH&S-MS) legal compliance audit was conducted in November 2011. The OHSAS 18001 is fully implemented and the Stage 1 certification audit is scheduled for the first half of 2012.

An Environmental Management System (EMS) surveillance audit highlighted overall continued improvement and the mine retained its ISO 14001 certification.

LOULO-GOUNKOTO COMPLEX RESULTS

	Quarter ended 31 Dec 2011	Quarter ended 30 Sept 2011	Quarter ended 31 Dec 2010	12 months ended 31 Dec 2011	12 months ended 31 Dec 2010
Mining
Tonnes mined (000)	13 339	9 612	8 600	40 265	38 932
Ore tonnes mined (000)	1 206	1 284	1 137	4 087	4 597

Milling
Tonnes processed (000)	914	864	829	3 619	3 158
Head grade milled (g/t)	4.5	3.5	3.3	3.4	3.4
Recovery (%)	88.7	89.0	90.7	88.1	92.5
Ounces produced	117 321	87 070	80 332	346 179	316 539
Ounces sold	114 512	88 481	79 755	347 386	313 121
Average price received+ (US$/oz)	1 670	1 698	1 314	1 582	1 162
Cash operating costs* (US$/oz)	636	721	725	731	647
Total cash costs* (US$/oz)	731	818	799	822	712
Gold on hand at period end# (US$000)	10 096	3 178	7 818	10 096	7 818

Profit from mining activity* (US$000)	107 414	77 859	41 054	264 155	140 715

Gold sales* (US$000)	191 178	150 242	104 800	549 569	363 715

+	Includes the effect of 8 496 ounces delivered at US$499/oz in the quarter ended 31 December 2010. There is no impact of hedge positions on the group during the current year as it is now fully exposed to the spot gold price on all gold sales following the completion of the Loulo hedge programme in the fourth quarter of 2010.
*	Refer to explanation of non-GAAP measures provided.
#	Gold on hand represents gold in doré at the complex multiplied by the prevailing spot gold price at the end of the period.

LOULO STANDALONE RESULTS

	Quarter ended 31 Dec 2011	Quarter ended 30 Sept 2011	Quarter ended 31 Dec 2010	12 months ended 31 Dec 2011	12 months ended 31 Dec 2010
Mining
Tonnes mined (000)	4 924	3 468	8 600	18 865	38 932
Ore tonnes mined (000)	345	844	1 137	2 385	4 597

Milling
Tonnes processed (000)	307	602	829	2 670	3 158
Head grade milled (g/t)	3.4	2.9	3.3	2.8	3.4
Recovery (%)	88.8	88.6	90.7	87.7	92.5
Ounces produced	29 618	51 080	80 332	208 424	316 539
Ounces sold	26 809	52 491	79 755	209 631	313 121
Average price received+ (US$/oz)	1 653	1 715	1 314	1 532	1 162
Cash operating costs* (US$/oz)	1 336	848	725	924	647
Total cash costs* (US$/oz)	1 418	943	799	1 009	712
Gold on hand at period end# (US$000)	10 096	3 178	7 818	10 096	7 818

Profit from mining activity* (US$000)	6 310	40 533	41 054	109 608	140 715

Gold sales* (US$000)	44 316	90 019	104 800	321 199	363 715

Randgold owns 80% of Loulo with the State of Mali owning 20%. The State’s share is not a free carried interest. Randgold has funded the State portion of the investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid. Randgold consolidates 100% of Loulo and shows the non-controlling interest separately.

+	Includes the effect of 8 496 ounces delivered at US$499/oz in the quarter ended 31 December 2010. There is no impact of hedge positions on the group during the current year as it is now fully exposed to the spot gold price on all gold sales following the completion of the Loulo hedge programme in the fourth quarter of 2010.
*	Refer to explanation of non-GAAP measures provided.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Waste stripping for Yalea South has been treated as a period expense pending the implementation of new accounting guidelines on production phase stripping costs in 2012. Eliminating this charge of US$12.1 million for the quarter would have reduced the Loulo cost from US$1 418/oz to US$967/oz. Quarter to date and year to date ounces produced and sold reduced significantly from the prior quarter and prior year respectively, being replaced by higher grade Gounkoto ore which enabled management to focus on ramping up the Yalea and Gara underground production.

The group intends to change its accounting policy on stripping costs effective 1 January 2012. As such, all eligible production phase deferred stripping costs associated with a stripping campaign will be capitalised and depreciated over the life of the relevant section of the orebody on a tonnes milled basis. This is in line with the recently issued IFRIC 20 which endeavours to standardise reporting across the mining industry. All stripping costs incurred since 1 January 2010 will be capitalised to the related asset in the relevant year as required by IFRIC 20. Total eligible stripping costs of US$12.1 million were incurred in 2011 and will be capitalised. No other production phase stripping costs have been incurred since 1 January 2010. In line with IFRIC 20, Randgold’s 2012 results will include a restatement of the 2011 year, with non-current assets and profit increasing by US$12.1 million.

Yalea underground mine

During the quarter, 1 779 metres of development was completed and 90 179 tonnes of ore at 3.7g/t was hauled to surface. The progressive development to date is 23 875 metres.

The table below summarises the underground section’s achievements during the year:

YALEA UNDERGROUND PERFORMANCE

	Development metres	Ore tonnes*	Grade (g/t)*	Total tonnes mined
Q1 2011	1 869	91 588	4.0	196 007
Q2 2011	2 155	78 113	3.5	235 385
Q3 2011	2 789	118 842	3.7	288 764
Q4 2011	1 779	90 179	3.7	205 202

Total 2011 YTD	8 592	378 722	3.7	925 358

*	Hoisted ore.

The Yalea decline has advanced a total of 2 393 metres from surface at a vertical depth of 371 metres. The improving trends in the development were interrupted this quarter by the necessity to do waste stripping in the decline at Yalea and a change of contractors. The waste stripping will end in February 2012.

Stoping started during the quarter at the Yalea North section, with the decline into the main decline being holed as per plan.

Ore production during the quarter came from 113L succession block and some portions of the first section of 63L NTH and the mine started opening up the next level (208L).

The installation of the second primary fan has been completed.

Gara underground mine development

During this quarter a total of 1 791 metres of development was completed.

The table below summarises the Gara underground section’s achievements to date:

GARA UNDERGROUND PERFORMANCE

	Development metres	Ore tonnes*	Grade (g/t)*	Total tonnes mined
Q1 2011	1 196	—	—	119 665
Q2 2011	1 529	28 126	4.6	142 020
Q3 2011	1 968	47 885	4.7	184 012
Q4 2011	1 791	60 204	5.3	218 068

Total 2011 YTD	6 484	136 215	4.9	663 765

*	Hoisted ore.

The Gara declines have advanced 1 542 metres from surface at a vertical depth of 248 metres. Overall development has decreased due to the number of headings available and the commissioning of the primary ventilation circuit.

Gara stoping started in November with three stopes being mined on 65L, despite difficulties experienced developing the slots and other vertical excavation.

A total of 60 204 tonnes of ore at a grade of 5.3g/t was hauled to surface, sourced from ore drive development and stoping on 65L. The decline development has exposed 85L and 110 levels.

The first primary fan was commissioned at Gara.

GOUNKOTO

With the start of toll treating of ore from Gounkoto through the Loulo plant, the completion of infrastructure projects and the mobilisation of the new Volvo haulage trucks, Gounkoto standalone produced 87 703 ounces of gold at a total cash cost of US$522/oz, compared to 35 990 ounces at US$636/oz in the previous quarter.

Hauled tonnes for the current quarter were 600kt compared with 270kt in the previous quarter. Eleven Volvo trucks arrived on site on 28 September and started hauling on 1 October 2011. Three additional trucks have been ordered and will be delivered during February 2012.

The crushing circuit was commissioned and is now fully operational. Flood berm works resumed in December 2011 and should be completed by end March 2012. The excavation of the north diversion trench is also scheduled for completion in the first quarter of 2012.

Haul road quality has improved after the abnormal rain of the previous quarter, evidenced by the significant increase in tonnes hauled.

No LTIs were recorded during the current quarter, compared to an LTIFR rate of 0.17 in the previous quarter.

The mining convention for Gounkoto is close to finalisation and is expected to be signed in the first quarter of 2012. The current proposed convention includes an initial two year corporate tax holiday starting from first production and a further tax holiday, up to a maximum of five years in total, in the event of further capital investment such as an underground mine. It also includes Mali State royalties of 6% of revenues and a 10% priority dividend payment for the State.

GOUNKOTO STANDALONE RESULTS

	Quarter ended 31 Dec 2011	Quarter ended 30 Sept 2011	Quarter ended 31 Dec 2010	12 months ended 31 Dec 2011	12 months ended 31 Dec 2010
Mining
Tonnes mined (000)	8 415	6 144	—	21 400	—
Ore tonnes mined (000)	861	440	—	1 702	—

Milling
Tonnes processed (000)	607	262	—	949	—
Head grade milled (g/t)	5.1	4.8	—	5.1	—
Recovery (%)	88.7	89.5	—	88.7	—
Ounces produced	87 703	35 990	—	137 755	—
Ounces sold	87 703	35 990	—	137 755	—
Average price received (US$/oz)	1 675	1 673	—	1 658	—
Cash operating costs* (US$/oz)	421	536	—	436	—
Total cash costs* (US$/oz)	522	636	—	536	—
Gold on hand at period end* (US$000)	—	—	—	—	—

Profit from mining activity* (US$000)	101 104	37 326	—	154 547	—

Gold sales* (US$000)	146 862	60 223	—	228 370	—

Randgold has created a new company, Gounkoto, to hold the Gounkoto mining permit and mining assets. Randgold is currently in negotiations with the State of Mali in respect of the fiscal regime that will be applicable to Gounkoto. The current results of the group have been prepared on the basis that Gounkoto is eligible for a corporate tax holiday starting from first production, with the State of Mali holding 20% of the share capital and Randgold holding the balance. Negotiations in this regard are far advanced, with the key principles having been established and only a few remaining points of clarity to be resolved. Shareholders will be advised when these negotiations are complete. Randgold consolidates 100% of Gounkoto and shows the non-controlling interest separately.

*	Refer to explanation of non-GAAP measures provided.

MORILA

During the quarter, Morila produced 69 737 ounces of gold, up 14% on the previous quarter (Q3 2011: 60 955 ounces). Profit from mining of US$63.8 million was up on the previous quarter’s US$55.3 million.

Total cash costs of US$753/oz were down on the previous quarter’s US$795/oz as a result of the increase in ounces produced and sold.

No LTIs were recorded during this quarter, as in the previous quarter and the year to date, another excellent performance.

The mine successfully retained its OHSAS 18001 safety certification and has also been successfully recertified for the environmental ISO 14001.

Rehabilitation activities on waste rock stockpiles were completed during the previous quarter with a total of 44 hectares rehabilitated during the year, as planned.

MORILA RESULTS

	Quarter ended 31 Dec 2011	Quarter ended 30 Sept 2011	Quarter ended 31 Dec 2010	12 months ended 31 Dec 2011	12 months ended 31 Dec 2010
Mining
Tonnes mined (000)	—	—	16	16	16
Ore tonnes mined (000)	—	—	13	16	13

Milling
Tonnes processed (000)	1 134	1 130	1 156	4 549	4 354
Head grade milled (g/t)	2.1	1.8	1.8	1.9	1.9
Recovery (%)	92.3	91.8	90.5	91.0	90.7
Ounces produced	69 737	60 955	59 102	248 635	238 607
Ounces sold	69 737	60 955	61 008	248 635	238 607
Average price received (US$/oz)	1 668	1 701	1 374	1 576	1 230
Cash operating costs* (US$/oz)	653	692	635	687	595
Total cash costs* (US$/oz)	753	795	717	782	669

Profit from mining activity* (US$000)	63 828	55 260	40 053	197 613	133 855

Stockpile adjustment** (US$/oz)	262	263	231	275	246

Attributable (40% proportionately consolidated)

Gold sales* (US$000)	46 534	41 484	33 524	156 771	117 427

Ounces produced	27 895	24 382	23 641	99 454	95 443

Ounces sold	27 895	24 382	24 403	99 454	95 443

Profit from mining activity* (US$000)	25 531	22 104	16 021	79 045	53 542

*	Refer to explanation of non-GAAP measures provided.
**	The stockpile adjustment per ounce reflects the charge expensed in respect of stockpile movements during the period divided by the number of ounces sold. Total cash costs per ounce include non-cash stockpile adjustments.

During the quarter, the Morila pit pushback and the Tailings Storage Facility (TSF) retreatment studies continued. The TSF project study included 42Mt of material at an average grade of 0.41g/t (315 000oz recovered gold). The financial model produced cash operating costs of approximately US$1 100/oz. A reclaiming activity of about seven years is expected, starting 2014. The project scoping, integrating the marginal ore and the mineralised waste stockpiles treatment, was approved in January 2012.

TONGON

During the quarter, Tongon produced 44 332 ounces of gold (Q3 2011: 70 910 ounces). The drop in production reflects a decrease in mill throughput, associated with a number of unusual production issues as reported to the market at the time. These included:

•	continued difficult operating conditions in the pit, due to the wet weather at the start of the quarter and mining through transitional ore;

•	a temporary work stoppage while negotiating a mine level agreement with the newly established union;

•	increased downtime associated with the change-over from diesel-generated power to Côte d’Ivoire’s national grid, which proved to be more complex than originally planned; and

•

a major failure of the barring gear on its No1 mill. As a result, management shut down the No.2 mill in the interests of personnel safety and to protect the mill from a similar failure, while advice was sought from the equipment supplier and consultants.

A total of 4 677kt was mined during the current quarter, inclusive of 989kt of ore (Q3 2011: 2 933kt, including 607kt of ore). This reflects the improved pit conditions after the cessation of the rains and enhanced management of the mining operations, especially the increased mobile fleet availability. Milled throughput tonnes were 606kt at a grade of 2.7g/t with a gold recovery of 85.1%, significantly down on the prior quarter, as a result of the issues identified above.

During the quarter, the flotation and fine-grind processing circuits were operated as the proportion of sulphide fresh ore in the mill feed increased. Both secondary and tertiary crusher installations have been optimised, supplying a 15mm crushed ore product to the mills. A significant reduction of oxygen supply to the Carbon-in-Leach (CIL) circuit contributed to the decrease in gold recovery of 5.8% compared to the previous quarter, as a result of a mechanical failure of one stream of the contractors’ oxygen plant compressors.

Gold sold for the quarter was 45 864 ounces (Q3 2011: 68 154 ounces). Total cash costs per ounce increased to US$780/oz (Q3 2011: US$637/oz) partially reflecting the lower ounces produced, an increase in mining costs and the interim use of generated power instead of grid power. The connection to the national electricity grid was commissioned on 10 December 2011 and the mine has since operated fully on grid power, which will reduce power costs significantly.

No environmental incidents and no LTIs occurred during the quarter, in line with the previous quarter. Extensive environmental aspect identification and risk-based assessments continued towards the mine’s goal to achieve its ISO 14001 environmental and OHSAS 18001 safety accreditation in 2012.

TONGON RESULTS

	Quarter ended 31 Dec 2011	Quarter ended 30 Sept 2011	Quarter ended 31 Dec 2010	12 months ended 31 Dec 2011	12 months ended 31 Dec 2010
Mining
Tonnes mined (000)	4 677	2 933	3 143	17 353	7 520
Ore tonnes mined (000)	989	607	415	3 469	898

Milling
Tonnes processed (000)	606	755	355	2 963	355
Head grade milled (g/t)	2.7	3.2	2.7	2.9	2.7
Recovery (%)	85.1	90.9	92.2	91.2	92.2
Ounces produced	44 332	70 910	28 126	250 390	28 126
Ounces sold	45 864	68 154	4 698	271 922	4 698
Average price received (US$/oz)	1 655	1 730	1 389	1 563	1 389
Cash operating costs* (US$/oz)	730	585	418	510	418
Total cash costs* (US$/oz)	780	637	459	557	459

Gold on hand at period end# (US$000)	2 749	5 570	33 039	2 749	33 039
Gold sales* (US$000)	75 912	117 884	6 527	425 060	6 527

Profit from mining activity* (US$000)	40 154	74 500	4 369	273 686	4 369

Randgold owns 89% of Tongon with the State of Côte d’Ivoire and outside shareholders owning 10% and 1% respectively. Randgold has funded all the investments in Tongon by way of shareholder loans and therefore controls 100% of the cash flows from Tongon until the shareholder loans are repaid. Randgold consolidates 100% of Tongon and shows the non-controlling interest separately.

*	Refer to explanation of non-GAAP measures provided.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

PROJECTS AND EVALUATION

KIBALI PROJECT

The Kibali project successfully completed a critical quarter with the optimised feasibility study finalised on schedule. The optimised feasibility presents a larger project compared to the previously published feasibility study, with a plant throughput of 6Mtpa anticipated to be commissioned in the fourth quarter of 2013.

The project development plan was approved by the Randgold board in January and will be presented for approval to AngloGold Ashanti at the earliest opportunity. In the interim, the Kibali board has approved the next three months’ budget of approximately US$80 million, to continue the project’s momentum.

It is currently envisaged that the Kibali mine will comprise an integrated open pit and underground mining operation, feeding a larger 6Mtpa processing plant which will include a full flotation section for treating sulphide ore. It is anticipated that the complex will ultimately be supplied by four hydropower stations supported by a thermal power station for low rainfall periods and back-up. The core capital programme is scheduled to run over the next four years.

Phase 1, required to deliver first gold production, will cover the metallurgical facility, one hydropower station and a back-up thermal power facility, construction of the tailings storage facility, relocation of villages, open pit mining and all shared infrastructure. This is expected to run over a two year period.

The Phase 2 programme, which will run concurrently with Phase 1 but will extend over four years, is focused primarily on the underground development and includes a twin decline and vertical shaft system as well as three hydropower stations. This is expected to bring the underground into first production by the end of 2014, with steady state production targeted for the end of 2015. The current Life of Mine plan envisages average annual production of approximately 600 000 ounces for the first 12 years, with an average grade of 4.1g/t.

The construction phase has started with the bulk earth moving contractor mobilised and ‘letters of intent’ being placed on the structural and plate steel supplier for the metallurgy facility, as well as on the open pit mining contractor. A further order has been placed for the two mills. The 400 man construction camp is being established, and should be ready to take the first 200 construction workers on site at the end of February 2012. Bulk earthworks started in December 2011 on the lay down area to be used for the metallurgical facility.

The relocation action plan (RAP) is progressing on schedule, and the second village of Kasia, consisting of 280 households, has been resettled. Management is focused on keeping the RAP, which remains on the critical path, on schedule.

Grade control drilling has started on schedule in the KCD area.

EXPLORATION ACTIVITIES

The quarter brought to an end another very busy year in exploration and put the company in a very good position to continue its strategy of development through exploration successes and organic growth. Randgold has a quality groundholding of 14 133km2 across some of the most prospective gold belts in Africa, from the Democratic Republic of Congo in the east to Senegal in the west, and a well-balanced resource triangle containing 302 targets, from the regional level to reserve definition.

During the current quarter the company had 12 rigs drilling on five different project sites in four countries: Gounkoto (Mali), Loulo satellites (Mali), Massawa satellites (Senegal), Tongon (Côte d’Ivoire) and Kibali (DRC).

MALI

Gounkoto

In the fourth quarter a total of six holes were completed in the jog zone totalling 3 166 metres: GKDH354, GKDH353, GKDH352, GKDH350, GKDH359 and GKDH351. These holes were drilled to test the margins of the high grade mineralisation in the jog zone where the block model was projected but where there is very wide drill spacing. They have confirmed the geological model and resource potential in the jog zone. Results received during the quarter include: GKDH352 - MZ2 18.2 metres at 23.16g/t from 532.80 metres; and MZ3 15.50 metres at 6.07g/t from 558.10 metres. This programme is still in progress and will be completed and reported in the first quarter of 2012.

Faraba

The RC rig returned to Faraba this quarter, to complete a programme of 32 holes for 3 495 metres drilled where the latest resource estimate of 540 000 at 2.62g/t falls within the US$1 200 pit shell. Drilling has confirmed the continuity of the mineralisation along the orebody at 50 metre spacing. All the holes intersected strong silicification, weak carbonate and weak albite alteration, with an average grade within the original block model of 42 metres at 1.8g/t. A new footwall zone has also been intersected, outside the current resource. This zone returned intersections of FADH177 - 91 metres at 1.53g/t; and FADH04 - 39 metres at 1.3g/t, highlighting further upside potential.

P64

A total of 22 holes was completed at P64 for 1 867 metres drilled over two different mineralised zones. This includes the Main Zone at P64 and the Eastern Zone in the greywacke ridge. P64 is a complex target and has been parked for a number of years due to the work on the Gounkoto deposit. The purpose of this programme is to produce new data from the target in order to improve our models and understanding. The strike length of both structures has been extended by this programme and the holes have confirmed the model.

Gounkoto regional exploration

In the current quarter, three step out holes totalling 1 141 metres were drilled to the south and to the north of the existing mineralisation at Toronto South, at 200 metres vertical depth. These holes tested the structure at 200 metres spacing over a total strike of 1.24 kilometres. The holes all intersected the altered Toronto South structure. However, mineralisation was found to be virtually absent and the alteration much weaker than what had been seen in holes FRDH012 - 16 metres at 2.41g/t and FRDH018 - 24 metres at 2.17g/t and 19.6 metres at 3.36g/t. Interpretations suggest a blind potential at Toronto South as these holes may be grazing the top of a deeper system within the larger Faraba trend.

Loulo exploration

33 diamond holes were drilled on the two principal structures of the Loulo 3 target to infill the area between the US$1 000 and US$1 300 pit shells, in order to upgrade the 275 000 ounces at 2.96g/t of inferred resources to measured and indicated, permitting a full push-back of the Loulo 3 pit. This infill drilling programme confirmed the model and the weighted average of the holes returned 8 metres at 2.7g/t.

At P125-L3, a programme of RC drilling has confirmed a geological potential of 27 000 ounces at 2.7g/t to a depth of 70 metres, over a 450 metres strike. Within this zone, a shallow zone of higher grade mineralisation grading 3.64g/t, down to 20 vertical metres and over 300 metres strike, has been defined.

Randgold completed a preliminary analysis of the resource inventory outside of the current LOM budget. Initial studies focused on the heap leach potential of low grade material. However, this proved not to be viable due to low recoveries. Randgold has since concentrated on conventional CIL which has returned positive results with recoveries of approximately 90%. Randgold is now progressing with a scoping on resources of 63.5Mt at 3.46g/t for 7 million ounces.

Loulo District

The Loulo District is highly prospective and contains three world-class orebodies as well as a host of satellite deposits. Randgold believes that potential still exists throughout the region for the discovery of further multi-million ounce deposits, either at surface or at depth, which may well be blind and not outcropping at surface.

A combination of two models is currently driving Randgold’s interpretations. Firstly, that a major transcrustal structure which bisects the orebodies of Gounkoto and Yalea transgresses the area. Secondly, a fold belt which may be related to movement on this structure runs approximately along the same trend and hosts a good deal of the known mineralisation on the Loulo permit. Folded targets which lie within this belt include Baquata, Gounkoto, P64, Kolya, P129 and Gara.

Refolded folds in the areas, where these two phenomena combine, are thought to be the most prospective and conceptual targets and include blind saddle reef mineralisation in fold hinges and mineralised shears on fold limbs and axial planes. The albitites on the Bambadji permit also sit in a tight, upright antiform and the possibility that they are the distal alteration halo of a deeper, zonational, gold-bearing, hydrothermal system is being considered. This is a work in progress and these targets will be generated in the first quarter of 2012.

Underground exploration

At Yalea, a total of 16 holes for 1 932 metres was drilled to investigate two targets: the low grade block south of the Yalea north plunge, and the gaps within the high grade purple patch. The drilling south of the Yalea North plunge confirmed good continuity of grade above the resource model: YUDH231 - 4.96 metres at 6.45g/t; YUDH232 - 3 metres at 5.38g/t; and YUDH233 - 3 metres at 5.14g/t compared to 12.2 metres at 3.46g/t.

The drilling which targeted the purple patch returned intersections similar to the block model prediction. The weighted average actual grade for these holes was 18.7 metres at 9.12g/t, which is in line with the block model. Intersections include: YUDH 217 - 22.8 metres at 12.05g/t; and YUDH 218 - 21 metres at 11.52g/t.

At Gara, a total of 24 holes for 1 920 metres was drilled from 40L and 65L to close the gaps within the resource model around the southern portion of the fold nose. Results confirmed the folded nature of the deposit and grade of the resource model.

Mali South

After successfully negotiating and signing the, Nimissila JV with the Djiguiya Group on a groundholding to the immediate south of Bougouni in the centre of the Mali South area, a regional soil sampling programme, has been completed. The results identify seven regional anomalies with gold values above 20ppb. Multi-element data is pending and will be integrated with the gold results to prioritise areas for follow-up geochemistry in 2012.

Geologically the area is underlain by biotite rich sediments which are often shallow-dipping with numerous small stocks and bosses of granodiorite.

SENEGAL

In previous quarters it was reported that the MTZ had been prioritised over other targets and structures within the Mako belt, and that this structure was the principal focus of our work around Massawa. This quarter, a RAB drilling programme was initiated over six new targets along the MTZ: four targets in the Samina region, as well as the Kaldou Kaya target and the Saraba target. This drilling focused on the major belt margin contact between the volcaniclastics and the sediments (where Massawa and Delya are hosted) particularly where it coincides with cross-cutting structures and soil anomalies. Drilling has so far confirmed Randgold’s interpretations and the target structure which hosts the Massawa and Delya deposits. The work also confirms that this structure is a major fluid pathway with strong shearing, alteration and anomalism. However, the grades intersected so far are only weakly anomalous and these results will be used to vector into more prospective areas along the structure, particularly where second order structures are interpreted to be present.

The RAB programme and resource triangle were subject to review in order to find a non-refractory deposit for the Massawa project. Targets scheduled for work in early 2012 include East Mandinka, a large geochemical anomaly along the northern part of the MTZ, and KB in the Mako Belt. Other targets being reviewed within the belt are Nouma, Missira, Soma, Mariama, KC South and Rheina.

CÔTE D’IVOIRE

A programme of RC drilling was completed at Seydou southern zone and returned multiple mineralised lodes with results including: SSRC023 - 32 metres at 2.36g/t from 76 metres including 13 metres at 4.89g/t from 79 metres and 3 metres at 7.96g/t from 84 metres; and SSRC024 - 3 metres at 3.96g/t from 18 metres. Drilling also confirmed a new western zone of mineralisation: SRC010 - 28 metres at 1.80g/t.

Data integration and geological modelling has led to the potential for 483 084 ounces at 1.48g/t from the satellite targets (Sekala, Tongon West, Seydou and Jubula) within a 15 kilometre radius of the Tongon plant.

Throughout the quarter, work focused on the Diaouala permit to the north of Nielle. A first phase of air core drilling was completed, within the 25 kilometre long Kokoriko-Satolo structural corridor, to test the Dabokiri target. This reconnaissance drilling targeted the lithological contacts, dilational zones and belt margin structures that coincide with soil anomalies. A total of 173 holes for 6 265 metres was completed. The lithologies intersected include sheared and quartz veined andesite, argillite, granite/granodiorite and diorite. Common alteration phases are: limonite, silica, sericite and biotite. Although initial results are only anomalous in gold 0.1 to 0.8g/t, the objective at this stage is to identify a continuous zone of anomalism as a vector to sites of economic mineralisation for follow-up work.

While integrating drill results from the aircore programme, work will continue on the unexplored targets identified within the permit. These targets lie on the continuation of structures which host the Nogbele, Stinger and Ouahiri deposits of Gryphon Minerals Banfora Project in Burkina Faso.

Reconnaissance work has also recommenced within other permits held in northern Côte d’Ivoire including Boundiali.

DEMOCRATIC REPUBLIC OF CONGO

Kibali

The geological model identifies the potential lateral continuation of the 9000 lode and possible link between KCD and Gorumbwa. Two previous stratigraphic holes drilled between KCD and Gorumbwa returned encouraging results: DDD456 - 7.5 metres at 1.64g/t from 504 metres, 7.75 metres at 4.34g/t including 2.2 metres at 13.25g/t from 529 metres, and 3.8 metres at 1.16g/t from 549.7 metres: DDD457 - 4 metres at 4.75g/t from 450 metres and 2 metres at 4.56g/t from 790 metres, which indicated the possibility of extending the 9000 lode mineralisation towards the Gorumbwa deposit.

A programme of five diamond holes for 3 980 metres has been proposed, not only to test this link but also to test the extension of the 3 000 lodes, especially at Durba Hill, where previously access was not possible due to the presence of infrastructure owned by SOKIMO. The programme will initially test a one kilometre strike length with holes spaced approximately 200 metres apart. These holes will be drilled in the first quarter of 2012.

At Zambula, adit sampling returned 5.1 metres at 4.27g/t. A first reconnaissance hole was completed by year end and the core intersected a package of volcanoiclastics followed by magnetite and chert banded horizons in line with the geological model. The cherty bands display sericite bleaching and fine disseminated pyrite mineralisation within the shear fabric as well as in the magnetite at about 1% over an accumulated length of about 20 metres, with localised trace arsenopyrite. The hangingwall (eastern) cut-off is marked by a strong graphitic shear also containing massive pyrite mineralisation. Gold assay results from this hole returned a weakly anomalous intersection of 47 metres at 0.2g/t. The aim is to complete further reconnaissance work including drilling along the entire 5 kilometre structure.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

US$000	Unaudited quarter ended 31 Dec 2011	Unaudited quarter ended 30 Sept 2011	Unaudited quarter ended 31 Dec 2010	Unaudited 12 months ended 31 Dec 2011	Audited 12 months ended 31 Dec 2010
REVENUES
Gold sales on spot	311 474	308 822	148 402	1 127 086	505 889
Loss on hedging contracts	—	—	(4 763)	—	(21 336)
Total revenues	311 474	308 822	143 639	1 127 086	484 553

Other income	1 090	3 302	7 628	4 360	22 633

Total income	312 564	312 124	151 267	1 131 446	507 186

COST AND EXPENSES
Mine production costs	104 893	101 719	74 207	374 992	247 850

Movement in production inventory and ore stockpiles	(9 434)	(382)	(12 841)	5 047	(16 152)

Depreciation and amortisation	7 224	30 435	2 516	82 060	28 127

Other mining and processing costs	21 822	16 101	8 305	70 303	20 598

Mining and processing costs	124 505	147 873	72 187	532 402	280 423

Transport and refining costs	1 335	546	496	2 641	1 653

Royalties	16 058	14 611	8 096	53 841	27 680

Exploration and corporate expenditure	12 115	9 298	12 337	43 925	47 178

Other expenses	8 099	—	7 515	10 921	14 111

Total costs	162 112	172 328	100 631	643 730	371 045

Finance income	395	(587)	(1 349)	1 015	1 304

Finance costs	(1 571)	(359)	(3 694)	(3 597)	(5 270)

Provision for financial assets	—	—	—	—	12 980

Finance (costs)/income – net	(1 176)	(946)	(5 043)	(2 582)	9 014

Profit before income tax	149 276	138 850	45 593	485 134	145 155

Income tax expense	(13 069)	(15 985)	(13 380)	(51 699)	(24 524)

Profit for the period	136 207	122 865	32 213	433 435	120 631

Other comprehensive income

Cash flow hedges	—	—	4 219	—	14 242

(Loss)/gain on available-for-sale financial assets	(834)	(3 332)	(2 494)	(9 206)	2 776

Other comprehensive income	(834)	(3 332)	1 725	(9 206)	17 018

Total comprehensive income	135 373	119 533	33 938	424 229	137 649

Profit attributable to:
Owners of the parent	115 502	106 779	26 802	377 084	103 501
Non-controlling interests	20 705	16 086	5 411	56 351	17 130

	136 207	122 865	32 213	433 435	120 631

Total comprehensive income attributable to:
Owners of the parent	114 668	103 447	28 527	367 878	120 519
Non-controlling interests	20 705	16 086	5 411	56 351	17 130

	135 373	119 533	33 938	424 229	137 649

Basic earnings per share (US$)	1.26	1.17	0.29	4.13	1.14

Diluted earnings per share (US$)	1.25	1.15	0.29	4.09	1.13

Average shares in issue (000)	91 684	91 444	91 047	91 338	90 645

These results are presented as the fourth quarter report and announcement of the results for this fourth quarter and year ended 31 December 2011. They have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union on a basis that is consistent with the accounting policies applied by the group in its audited consolidated financial statements for the year ended 31 December 2010 and which will form the basis of the 2011 annual report. There have been no new or amended standards, improvements or interpretations which are effective for 2011 and which have had a significant impact on the group. The auditors’ report for the year ended 31 December 2010 was unqualified and did not include references to any matters to which the auditors drew attention by way of emphasis without qualifying their report. This announcement has been prepared in compliance with IAS 34 - Interim Financial Reporting.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

US$000	Unaudited at 31 Dec 2011	Audited at 31 Dec 2010
Assets
Non-current assets
Property, plant and equipment	1 279 191	901 959

Cost	1 516 739	1 057 447
Accumulated depreciation and amortisations	(237 548)	(155 488)

Deferred tax	—	379
Long term ore stockpiles	—	9 123
Trade and other receivables	2 436	1 341
Mineral properties	406 000	406 000

Total non-current assets	1 687 627	1 318 802

Current assets
Inventories and ore stockpiles	218 950	195 523
Trade and other receivables	130 988	97 738

Cash and cash equivalents	487 644	366 415
Available-for-sale financial assets	7 498	15 862

Total current assets	845 080	675 538

Total assets	2 532 707	1 994 340

Equity attributable to owners of the parent	2 184 490	1 792 041
Non-controlling interests	110 256	53 905

Total equity	2 294 746	1 845 946

Non-current liabilities
Loans from minority shareholders	2 614	2 718
Deferred tax	17 740	12 611
Provision for rehabilitation	39 809	29 564

Total non-current liabilities	60 163	44 893

Current liabilities
Trade and other payables	158 903	95 255
Current tax payable	18 895	8 012
Borrowings	—	234

Total current liabilities	177 798	103 501

Total equity and liabilities	2 532 707	1 994 340

Property, plant and equipment at cost increased by US$459.3 million for the year ended 31 December 2011. This can be attributed to continued capital expenditure across the group’s projects and operations. Capital expenditure of US$165.8 million at Loulo related primarily to the decline developments at the Gara and Yalea underground mines and the power plant expansion, while US$94.1 million was incurred on capital expenditure at Gounkoto, principally in respect of site establishment, crushing facilities, road development and water management. Capital expenditure of US$104.0 million was spent at the Tongon mine on the secondary and tertiary crushers and conveyors, as well as on grid power supply and the general completion of the camp and project. Capital expenditure at Kibali amounted to US$78.7 million (attributable) and related primarily to RAP construction of the new Kokiza village, hydropower design and procurement, external roads and infrastructure, as well as camp construction. The group’s capital commitments at 31 December 2011 amounted to US$109.7 million, mainly related to Kibali (US$106.5 million).

Long term ore stockpiles of US$9.1 million at 31 December 2010 related to Morila. All stockpile balances at 31 December 2011 are regarded as current and are expected to be realised within a year.

The US$23.4 million increase in inventories and current ore stockpiles is a result of the increase in supplies and insurance spares at both Tongon and Gounkoto, as production started at these operations and increased during the last year. The increase is also due to an increase in ore stockpiles at Gounkoto, as production commenced during the year, partially offset by a reduction of ore stockpiles at Morila during the year.

The increase in current trade and other receivables of US$33.3 million is mainly due to an increase in sales and the gold debtor balances at both Tongon and Loulo as a result of the timing of gold shipments at year end (US$17.5 million) as well as an increase in the recoverable VAT balances at Loulo and Morila (US$15.4 million). The increase is also due to amounts taken by the State of Mali with regards to disputed tax claims related to Loulo and Morila.

As at year end, the group had received claims for various taxes from the State of Mali totaling US$64.3 million, in respect of the Loulo and Morila mines. Having taken professional advice, the group considers the claims to be wholly without merit or foundation and is strongly defending its position, including following the appropriate legal process for such disputes within Mali. Both companies have legally binding mining conventions which guarantee fiscal stability, govern the taxes applicable to the companies and allow for international arbitration in the event a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve this issue and believe this is achievable given the group’s experience in dealing with the State on similar issues.

The increase in cash of US$121.2 million reflects the significant cash generated by operations during the year, recognising the start of the Tongon and Gounkoto operations as well as the increase in the average gold price received, and partially offset by the capital expenditure on the group’s growth projects, as detailed above.

The decrease in the available-for-sale financial assets of US$8.4 million reflects the decrease in the share price of investments held.

The increase in deferred taxation of US$5.1 million relates mainly to temporary differences in respect of Loulo and Tongon due to increased capital development during the year at these operations.

The increase in the rehabilitation provisions of US$10.2 million is largely attributable to increases in the provision for the Tongon mine (up US$4.4 million), as well as the Gounkoto mine (up US$4.3 million).

The increase in trade and other payables of US$63.6 million for the year ended 31 December 2011 mainly reflects the effect of additional contractors and accruals, primarily at Loulo and Gounkoto following the start of production at Gounkoto and the Gara underground mine.

The increase in tax payable of US$10.9 million reflects the higher tax charges following the increase in profitability of the Mali operations, noting that Loulo came out of its five year corporate tax holiday in November 2010.

The financial accounts have been prepared on the basis that the Gounkoto mine is eligible for a corporate tax holiday, and as such no corporate tax charges have been assumed in respect of Gounkoto during the year. This is based on Randgold’s negotiations with the State of Mali and management expects to successfully conclude these negotiations in the near future. If the corporate tax holiday were delayed, or if Gounkoto were not eligible for a corporate tax holiday, this would have a material impact on the corporate tax calculated for the 2011 year and consequently the earnings for the year.

CONSOLIDATED CASH FLOW STATEMENT

US$000	Unaudited 12 months ended 31 Dec 2011	Audited 12 months ended 31 Dec 2010
Profit after tax	433 435	120 631
Income tax expense	51 699	24 524

Profit before income tax	485 134	145 155
Adjustment for non-cash items	105 076	(2 782)
Effects of change in operating working capital items	(4 356)	(24 206)
Receivables	(33 888)	26 353
Inventories and ore stockpiles	(14 304)	(61 355)
Trade and other payable	43 836	10 796
Income tax paid	(15 994)	(10 378)

Net cash generated from operating activities	569 860	107 789

Additions to property, plant and equipment	(448 483)	(410 810)
Increase in available-for-sale insurance asset	(920)	—
Sale of shares in Volta Resources	—	25 002
Acquisition of shares in Volta Resources	—	(1 204)
Proceeds from return of ARS Funds	—	42 000

Net cash used by investing activities	(449 403)	(345 012)

Proceeds from issue of ordinary shares	19 227	30 578
Decrease in long term loans	(234)	(1 275)
Dividends paid to company’s shareholders	(18 221)	(15 346)

Net cash generated from financing activities	772	13 957

Net increase/(decrease) in cash and cash equivalents	121 229	(223 266)
Cash and cash equivalents at beginning of period	366 415	589 681

Cash and cash equivalents at end of period	487 644	366 415

NON-GAAP MEASURES

Randgold Resources has identified certain measures that it believes will assist understanding of the performance of the business. As the measures are not defined under IFRS they may not be directly comparable with other companies’ adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management has included them as these are considered to be important comparables and key measures used within the business for assessing performance.

These measures are explained further below:

Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash costs per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant and royalties. Under the company’s accounting policies, there are no transfers to and from deferred stripping.

Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces sold for the periods presented. Total cash costs and total cash costs per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash costs per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation and amortisation would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash costs per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold believes that total cash costs per ounce are useful indicators to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

Cash operating costs and cash operating cost per ounce are calculated by deducting royalties from total cash costs. Cash operating costs per ounce are calculated by dividing cash operating costs by gold ounces sold for the periods presented.

Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts.

Profit from mining activity is calculated by subtracting total cash costs from gold sales for all periods presented.

Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

The following table reconciles total cash costs and profit from mining activity as non-GAAP measures, to the information provided in the statement of comprehensive income, determined in accordance with IFRS, for each of the periods set out below:

NON-GAAP

US$000	Quarter ended 31 Dec 2011	Quarter ended 30 Sept 2011	Quarter ended 31 Dec 2010	12 months ended 31 Dec 2011	12 months ended 31 Dec 2010
Gold sales on spot	311 474	308 822	148 402	1 127 086	505 889
Loss on hedging contracts	—	—	(4 763)	—	(21 336)
Elimination of intercompany sales	2 150	788	1 212	4 314	3 116

Gold sales	313 624	309 610	144 851	1 131 400	487 669

Mine production costs	104 893	101 719	74 207	374 992	247 850
Movement in production inventory and ore stockpiles	(9 434)	(382)	(12 841)	5 047	(16 152)
Transport and refinery costs	1 335	546	496	2 641	1 653
Royalties	16 058	14 611	8 096	53 841	27 680
Other mining and processing costs	21 822	16 101	8 305	70 303	20 598
Elimination of intercompany sales	5 851	2 552	5 144	7 690	7 414

Total cash costs	140 525	135 147	83 407	514 514	289 043

Profit from mining activity	173 099	174 463	61 444	616 886	198 626

Ounces sold	188 271	181 017	108 856	718 762	413 262

Total cash cost per ounce sold*	746	747	766	716	699

Cash operating cost per ounce sold*	661	666	692	641	632

Gold on hand at period end*	12 845	8 748	40 858	12 845	40 858

*	Refer to explanation of Non-GAAP measures provided

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Number of ordinary Shares	Share capital US$000	Share premium US$000	Other reserves* US$000	Retained earnings US$000	Total equity attributable to owners of parent	Non- controlling interests US$000	Total equity US$000
Balance – 31 Dec 2009	90 100 795	4 506	1 317 771	18 793	305 415	1 646 485	36 775	1 683 260

Movement on cash flow hedges – Transfer to income statement	—	—	—	14 242	—	14 242	—	14 242

Movement on available-for-sale financial assets – Transfer to income statement	—	—	—	(16 381)	—	(16 381)	—	(16 381)
Fair value movement on available-for-sale financial assets	—	—	—	19 157	—	19 157	—	19 157

Other comprehensive income/(expense)	—	—	—	17 018	—	17 018	—	17 018

Net profit for the period	—	—	—	—	103 501	103 501	17 130	120 631

Total comprehensive income for the period	—	—	—	17 018	103 501	120 519	17 130	137 649

Share-based payments	—	—	—	11 843	—	11 843	—	11 843

Share options exercised	921 403	49	30 529	—	—	30 578	—	30 578

Exercise of options previously expensed under IFRS 2	—	—	11 593	(13 370)	—	(1 777)	—	(1 777)

Shares vested#	59 972	—	2 427	(2 427)	—	—	—	—

Lapsed options originally issued on acquisition of Moto	—	—	—	(261)	—	(261)	—	(261)

Dividend relating to 2009	—	—	—	—	(15 346)	(15 346)	—	(15 346)

Balance – 31 Dec 2010	91 082 170	4 555	1 362 320	31 596	393 570	1 792 041	53 905	1 845 946

Fair value movement on available-for-sale financial assets	—	—	—	(9 206)	—	(9 206)	—	(9 206)

Other comprehensive expense	—	—	—	(9 206)	—	(9 206)	—	(9 206)

Net profit for the period	—	—	—	—	377 084	377 084	56 351	433 435

Total comprehensive income for the period	—	—	—	(9 206)	377 084	367 878	56 351	424 229

Share-based payments	—	—	—	23 581	—	23 581	—	23 581

Share options exercised	628 500	32	19 195	—	—	19 227	—	19 227

Exercise of options previously expensed under IFRS 2	—	—	4 976	(4 976)	—	—	—	—

Shares vested#	6 400	—	448	(448)	—	—	—	—

Dividend relating to 2010	—	—	—	—	(18 221)	(18 221)	—	(18 221)

Lapsed options originally issued on acquisition of Moto	—	—	—	(16)	—	(16)	—	(16)

Balance – 31 Dec 2011	91 717 070	4 587	1 386 939	40 531	752 433	2 184 490	110 256	2 294 746

#	Restricted shares were issued as remuneration to executive directors, non-executive directors and senior management. The transfer between ‘other reserves’ and ‘share premium’ in respect of the shares vested represents the cost calculated in accordance with IFRS 2.
*	Other reserves includes the cumulative charge recognised under IFRS 2 in respect of share option schemes (net of amounts transferred to share capital and share premium) and the mark-to-market valuation of derivative financial instruments designated as cash flow hedges (2010), as well as the foreign currency translation reserve and the movements in current available-for-sale financial assets.

PROSPECTS

The 2011 year saw a dramatic step up in operational activities across the group resulting in group production increasing by 58% to 696 023 ounces. Looking further ahead, the group continues to forecast a growing production profile over each of the next five years. In 2012, the group production forecast is estimated at 825 000 to 865 000 ounces, up 19% on 2011 at the lower end of the range. On an equity attributable basis this equates to approximately 700 000 to 725 000 ounces. Grade and tonnes processed are expected to increase relatively steadily throughout the year and, as such, each successive quarter should be slightly higher than the previous one, with the biggest step anticipated from the first to the second quarter.

Management is targeting total cash costs per ounce for the group, after royalties, of under US$650/oz for 2012, mainly due to a significant estimated increase in Loulo’s production contribution in 2012, assuming current prevailing gold and oil prices and Euro-US Dollar exchange rate movements, which have a significant impact on operating costs.

Continued growth in production over the following five years is forecast from increasing grades out of the Loulo/Gounkoto complex and with Kibali adding to production in 2014. Consequently, on the back of this forecast increase in grade, the group total cash costs based on current prevailing input cost parameters are forecast to reduce towards US$500/oz to US$550/oz range over the same period.

Given the company’s exploration success, exploration expenditure is expected to remain high in the coming year. Significant capital expenditure will also be incurred across the group as part of its planned growth in production, especially on the Kibali gold project in the DRC of approximately US$330 million (attributable), and the ongoing development of the underground mines at Loulo where capital expenditure across the Loulo/Gounkoto complex is forecast at US$270 million, including the Yalea South push-back. Residual and sustaining capital at Tongon is estimated at less than US$20 million. Over the next two years, the group expects to make significant capital investments, especially at Kibali and Loulo, totalling just over US$1 billion and while capital expenditure in 2012 is estimated to be US$660 million, cash flows are expected to be more evenly balanced over the two years.

The group’s updated annual reserve statements will be published with the release of the annual report expected at the end of March 2012.

The company continues to maintain its focus on organic growth through discovery and development of world class orebodies, and has a pipeline of high quality projects and exploration targets. Notwithstanding this core strategy, management routinely reviews corporate and asset acquisition opportunities, focused on gold in Africa.

The directors confirm to the best of their knowledge that:

a) These results for the fourth quarter and year ended December 2011 have been prepared in accordance with IAS 34 as adopted by the European Union; and

b) The interim management report includes a fair review of the information required by the FSA’s Disclosure and Transparency Rules (4.2.7R and 4.2.8R).

By order of the board
D M Bristow	G P Shuttleworth
Chief Executive	Financial Director
6 February 2012

RANDGOLD RESOURCES NEWS UPDATES

BOARD PROPOSES 100% INCREASE IN DIVIDEND

Randgold Resources’ board of directors has recommended an annual dividend for the period ended 31 December 2011 of US$0.40 per share, up 100% on the US$0.20 per share for the previous year. The board agreed that the resolution for the dividend would be submitted to shareholders for approval at the company’s annual general meeting scheduled for Monday, 30 April 2012. If the dividend is approved by shareholders it is anticipated that payment would be made by the end of May 2012.

Although subject to shareholders approving the resolution to pay a dividend, shareholders who have elected to receive sterling dividends can mandate payments directly to their UK bank or building society by visiting the Investor Centre website at www.investorcentre.co.uk/je or by completing the dividend mandate form which is available on the company’s website at www.randgoldresources.com and posting it back to the transfer secretaries, to be received by Monday 14 May 2012.

DRIVING POWER COST DOWN

As Randgold Resources grows its business, it constantly seeks to enhance the size and quality of its asset base. At the same time, it is actively hunting for ways to reduce costs and emissions at all its operations.

Apart from Tongon, the operations currently have to generate their own power, using millions of litres of diesel a month - a substantial component of their cost structure. Strategies are now in place, however, to cut this consumption:

•	Tongon was commissioned on diesel generators but its connection to Côte d’Ivoire’s national power grid has now been completed and the mine is already reaping the benefits of the cheaper electricity.

•

At Loulo, medium-speed generators capable of running on the cheaper heavy fuels (HFO) have been installed, and the complex is expected to switch from diesel to HFO in the course of this year, cutting its fuel costs by an estimated 30%. Gounkoto gets its power from Loulo.

•	Kibali’s main power supply will come from run-of-river hydro generation, with top-up diesel generation in the dry season. The first of four hydro stations is scheduled for commissioning next year.

•	The complex ore of the Massawa project means that its process will be power-intensive. Investigations into the possibility of tying it into the Sambangalou hydro project in Senegal are underway.

“Randgold is committed to reducing its reliance on fossil fuels, moving down the cost curve in power generation and at the same time becoming greener,” says CEO Mark Bristow.

“Tongon has given us the experience of working with Côte d’Ivoire’s multi-country power utility and hydro generation at Kibali will be the next step in the development of our energy platform. We also intend to work with other governments and utilities in West Africa so that we can plan together for the region’s future power requirements.”

GOUNKOTO BOOSTS LOULO COMPLEX AS DEVELOPMENT CONTINUES

A robust contribution from the new Gounkoto mine enhanced the capacity and flexibility of Randgold Resources’ Loulo complex in 2011 despite the substantial challenges presented by the development of two underground mines and the plant expansion.

Gounkoto accounted for 137 755 ounces of the complex’s annual production of 346 179 ounces, giving Loulo the capacity to grow overall output while getting its Yalea underground mine on track and pressing ahead with the Gara underground development. Because it accesses the Loulo infrastructure on a toll basis, Gounkoto is expected to recoup its relatively low capital cost by the end of the first quarter of 2012. This means among other things that the State of Mali, a 20% shareholder, will get the benefit of an early dividend as well as full ownership of its stake.

The Mali government has agreed to split the Loulo mining permit, making Gounkoto a standalone operation. Chief executive Mark Bristow said this was a further instance of the importance of Randgold’s philosophy of fostering mutually beneficial partnerships with its host countries.

Bristow also said the Loulo complex represented a textbook illustration of the effectiveness of Randgold’s strategy of creating value through discovery and development, as well as its commitment to building sustainably profitable businesses.

“The complex has grown from an 800 000 ounce resource to a fully integrated, long-life opencast and underground operation, targeting production of 500 000 ounces this year. With 9 million ounces of reserves, significant grades and a huge upside, it will be profitable at any realistically conceivable gold price,” he said.

Meanwhile, Gounkoto’s contribution has enabled Randgold to implement the drastic remedial measures it promised last year to get the stuttering Yalea underground development on track.

A new team led by mining general manager Ted de Villiers, underground manager Mamou Toure and operations manager George Lawrie, has completed a complete redesign of the underground operations, addressed the geotechnical and ventilation issues, upgraded the infrastructure and produced a solid two-year plan to achieve all targets.

“Our aim is to build up the Yalea and Gara underground ore tonnage from the current 100 000tpm to 190 000tpm by the end of the year. Once we’ve reached steady state in 2013, we’ll be able to optimise the development to reduce costs,” says de Villiers.

“As we pointed out last year, the comprehensive review of all aspects of Yalea inevitably brought with it some short-term inflexibility which impacted on its 2011 performance, but we’re now rapidly catching up through a much-improved development rate and the build-up of the mining reserve. Over at Gara, meanwhile, the lessons we learned at Yalea have helped us to keep this development on track from the start. Gara has already accessed first ore and is well set to achieve its 2012 tonnage target.”

Bristow adds that underground mining is clearly going to be an important leg of Randgold’s business in future, and at Yalea it is not only establishing a strong Malian team but building a core underground skills base for the company.

“We believe that to operate sustainably in an emerging country one should develop the local people rather than rely on expatriate skills,” he said.

TONGON HELPING HAND

At a donation ceremony chief executive Mark Bristow presented the local women’s collectives of the eight villages near Randgold’s Tongon gold mine in Côte d’Ivoire, with seeds, fertiliser and insecticide for their market garden initiatives. At the same ceremony, he handed over the key to the Mbengue secondary school’s laboratory, upgraded by Randgold, to the village’s sub-prefect. The Saint Camille mental asylum at nearby Korhogo received medicines, food, cleaning materials, beds, mattresses and a television. A disabled resident also took delivery of a special bike. The donations, to the value of more than US$64 000, form part of the company’s extensive social responsibility programme designed to ensure that local communities benefit tangibly from its operations.

KIBALI PROJECT IN THE STARTING BLOCKS

Preparatory work has been completed at the Kibali gold project in the Democratic Republic of Congo, where first gold production is scheduled for the end of 2013. Randgold Resources, the project manager and operator, and AngloGold Ashanti each has a 45% stake in Kibali with the DRC parastatal Sokimo owning the balance.

The construction crew has started mobilising on site and should be materially staffed up by the end of February. Long-lead plant and equipment items have been secured, key contractors have been selected and a development management team is being assembled. The relocation programme - a critical component of the predevelopment phase - is progressing smoothly, with two of the 14 affected villages already resettled in the new model village of Kokiza, where five local contractors are building houses at the rate of 300 per month.

Randgold chief executive Mark Bristow says the initial objectives for the development of Kibali have now been achieved. The project is progressing well and the Randgold board has signed off on the development plan, which will be presented for approval to AngloGold Ashanti at the earliest opportunity. In the interim, the Kibali board has approved the next three months’ budget of approximately US$80 million to continue the project’s impressive momentum.

“Excellent work done to date is evident by the progress achieved on site and this impetus will be maintained while we tie up the remaining detail required for board approval,” says AngloGold Ashanti CEO Mark Cutifani. “Kibali represents a model for partnership in the DRC, with Randgold’s field-tested exploration and project development skills complemented by our depth of technical and mine-planning capabilities.”

As guided by Randgold this time last year, it is currently envisaged that the Kibali mine will comprise an integrated open pit and underground mining operation, feeding a larger 6Mtpa processing plant which will include a full flotation section for treating sulphide ore. The complex will ultimately be supplied by four hydropower stations supported by a thermal power station for low rainfall periods and back-up. The core capital programme is scheduled to run over the next four years.

Phase 1, required to deliver first gold production, will cover the metallurgical facility, one hydropower station and the back-up thermal power facility, construction of the tailings storage facility, relocation of villages, open pit mining and all shared infrastructure. This will run over a two year period. The Phase 2 programme, which will run concurrently with Phase 1 but will extend over four years, is focused primarily on the underground development and includes a twin decline and vertical shaft system as well as three hydropower stations. This is expected to bring the underground into first production by the end of 2014, with steady state production targeted for the end of 2015. The current Life of Mine plan envisages average annual production of approximately 600 000 ounces for the first 12 years, with an average grade of 4.1g/t.

“Since we acquired Kibali, then known as Moto, just over two years ago, we’ve moved rapidly to optimise and advance the project. Among other things, we’ve doubled the reserve to more than 10 million ounces, obtained the community’s buy-in for the relocation programme, created a road network which includes a link with international ports, acquired four hydropower licences which will form the basis of an affordable electricity supply and finalised the operational strategies,” said Bristow.

“With the groundwork now done, thanks to the support and cooperation of all stakeholders, including the central and regional governments, the local community and our partners, everything is in place for us to start building what is expected to be one of the largest gold mines in Africa.”

MAJOR MILESTONE FOR MORILA

The Morila joint venture notched up another significant achievement in its proud history during the fourth quarter of 2011 when it passed the 6 million mark in ounces of gold produced. The mine, which began production in 2000 and has since been converted into a dump treatment operation, still remains highly profitable. To date, Morila has paid out US$1.13 billion in dividends to its shareholders.

Morila had an injury-free 2011 year and clocked more than 1.5 million lost-time injury-free hours.

FOCUSING ON SUSTAINABILITY

Profitability is not the only requirement for a sustainable mining operation: a high standard of care for the environment and occupational health and safety is also essential, and this is an integral part of Randgold Resources’ management systems.

The Morila joint venture holds both the ISO 14001 (environment) and OHSAS 18001 (occupational health and safety) certifications. Loulo has an ISO 14001 certification and its occupational health and safety system will be audited for OHSAS 18001 certification in the first half of 2012. The environmental and occupational health and safety management systems at Gounkoto and Tongon will also be audited for certification in 2012. Kibali will be ISO 14001 certified only after construction has been completed but the earlier implementation of OHSAS 18001 is being considered in view of the safety risks involved in the construction work.

Underlining Randgold’s commitment to these issues, the company has recruited Charles Wells from its sustainability consultants Digby Wells Environmental to lead its sustainability management team. Charles has an MSc in environmental biotechnology and 14 years’ experience in environmental management. This experience has covered the Global Reporting Initiative, biodiversity, waste and water management, rehabilitation and closure planning as well as stakeholder engagement, resettlement and community development. Having previously worked for Randgold as the environmental officer during the Morila construction, he has more recently managed the environmental and social impact assessments (ESIA) for Tongon, Gounkoto and Kibali. He has also been involved in a number of other ESIAs throughout Africa, many of which have been compliant with the Equator Principles and IFC Performance Standards.

PARTNERSHIPS CONQUER CHALLENGES AT TONGON

Randgold’s new gold mine at Tongon in Côte d’Ivoire - nurtured as a project through a civil war and then successfully commissioned in the final quarter of 2010 during the post-election disturbances - represents a triumph of the company’s philosophy of partnering with its host countries, says CEO Mark Bristow.

The volatile environment, the challenge of ramping up production while transitioning from oxide to sulphide ore treatment and complexities which arose in the changeover from diesel to grid power affected production. Additionally, a failure of the barring gear on the No1 mill in November led the company to revise its 2011 production guidance and the mine ended its first full year as a fully stabilised operation on track to achieve the planned average of 270 000 ounces per year going forward. Developed at a cost of some US$400 million, it is the biggest mine in Côte d’Ivoire as well as one of the largest private-sector investments in that country. It has 90 tonnes of gold reserves and an estimated 10-year life.

Delivering a progress report at a special meeting of senior government officials, local business partners and members of the media in Abidjan recently, Bristow said: “When we invest in a new mine, we are also investing in the country where it is located and in that country’s people. The value we demonstrably deliver to these stakeholders builds strong and mutually beneficial relationships. It is these relationships that enabled us to develop and commission Tongon in the face of many obstacles.”

He noted that approximately 93% of the people employed at Tongon by Randgold were Ivorian, many of them recruited from nearby villages, while the contractors’ complement included a similar complement of national personnel.

“As a matter of principle we employ a very high proportion of local nationals wherever we operate, and we insist that our contractors do the same. This not only creates employment in remote and often deprived areas, but also transfers valuable skills which will open up future opportunities for these people,” he said.

Bristow cited the cooperation between Randgold and the Ivorian power utility as another example of partnership in action. Tongon has now been plugged into the national power grid, making it the first Randgold mine which does not have to rely on self-generated electricity. Access to this power is a significant cost advantage to the mine, but the roll-out of the grid into the north of the country also benefits the local communities.

“Mining in Africa should be about sustainability and not short-term gain. That’s why Randgold’s growth strategy is a long-term one, focused on creating lasting value for all its stakeholders.”

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled ‘Risk Factors’ in Randgold’s annual report on Form 20-F for the year ended 31 December 2010 which was filed with the US Securities and Exchange Commission (the ‘SEC’) on 31 March 2011. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.